FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                February 7 2003


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                   Peel Park
                             East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1 RNS Announcement, re: January Output Statement dated 7 February 2003



Exhibit No. 1


BRITISH ENERGY plc - OUTPUT STATEMENT

JANUARY OUTPUT STATEMENT

A summary of net output from all of British Energy's power stations in January 2003 is given in the table below, together with comparative data for the previous financial year:

                                         2001/02                                        2002/03
                             January              Year to Date              January              Year to Date
                                                           Load
                        Output       Load      Output     Factor      Output   Load Factor    Output   Load Factor
                         (TWh)      Factor      (TWh)       (%)         (TWh)        (%)       (TWh)        (%)
                                     (%)
UK Nuclear               6.06         85        56.35        80         6.45         91        52.38        75
UK Other                 0.81         56        5.88         41         0.90         62         4.70        33
Bruce Power              1.60         68       17.05*        85*        2.35        100        18.21        78

(82.42% owned)
Amergen                  1.79        100        15.26       87**        1.86        101        16.68       92**

(50% owned)



* The figures for the year to date in 2001 for Bruce Power cover a shorter period from Financial Close on 12 May 2001.

** The capacity for Clinton was up-graded in spring of this year to 1017 MWe and the capacity of TMI unit 1 increased to 840 MWe following a turbine replacement in autumn 2001.


OVERVIEW

The UK nuclear plants remain on track to achieve the revised target, announced in August 2002, of 63 TWh (plus or minus 1 TWh) by 31 March 2003.

The output figures for both AmerGen and Bruce Power remain in line with the plan after allowing for the higher number of planned outages in the current year.


PLANNED OUTAGES

UK Nuclear

  - Off-load refuelling was carried out on one reactor at Hartlepool.
  - Low load refuelling was carried out on both reactors at Hunterston B and one reactor each at Heysham 2, Hinkely Point B and Torness.

Bruce

  - Bruce unit 7 completed its return to service.


UNPLANNED OUTAGES

There were a number of minor unplanned outages at several stations in the period.


CONTACTS

David Wallace              01355 262 574                   (Media Enquiries)
Paul Heward                01355 262 201                   (Investor Relations)


Find this News Release on our web-site: www.british-energy.com


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  February 7 2003              BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations